UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2018

Commission File Number 001-38055

NETSHOES (CAYMAN) LIMITED

(Exact name of registrant as specified in its charter)

The Cayman Islands	98-1007784
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

Rua Vergueiro 961, Liberdade

01504-001 São Paulo, São Paulo, Brazil

+55 11 3028-3528

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Creation of Business and Performance Committee of our Board of Directors

Netshoes (Cayman) Limited informs its shareholders and the market the creation of a business and performance committee of our board of directors. The purpose of this committee is to make such examinations as are necessary to revitalize and improve the performance of our business by particularly (i) making recommendations to our board of directors with respect to our strategic plans; (ii) reviewing and assessing our growth plans; and (iii) examining our budget and assessing performance. This committee will have one year term unless extended or shortened by our board of directors. Our business and performance committee will be comprised of Mrs. Frederico Brito e Abreu (chairperson), Marcio Kumruian, Ricardo Knoepfelmacher. The creation of this committee reflects the commitment of our senior management and of our team as a whole in delivering long-term value to our investors.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Netshoes (Cayman) Limited

By:	/s/ Marcio Kumruian
Name:	Marcio Kumruian
Title:	Chief Executive Officer

Date: August 23, 2018